UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DERMIRA, INC.

(Name of Subject Company (Issuer))

BALD EAGLE ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

24983L104

(CUSIP Number of Class of Securities)

Bronwen Mantlo

Vice President, Deputy General Counsel and Corporate Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

Copies to:

Raymond O. Gietz, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 94104

(212) 310-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,105,153,556.25	$143,448.93

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Dermira, Inc. (“Dermira”), at a purchase price of $18.75 per share, net to the seller in cash, without interest and less any applicable tax withholding. As of the close of business on January 15, 2020 (the most recent practicable date), such shares consisted of: (i) 54,695,352 shares of Dermira common stock issued and outstanding, (ii) 2,497,035 shares potentially issuable upon exercise of outstanding in-the-money stock options, (iii) 1,674,315 shares potentially issuable upon the settlement of outstanding restricted stock units and (iv) 74,821 shares issuable subject to outstanding rights under Dermira’s 2014 Employee Stock Purchase Plan.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued October 1, 2019, by multiplying the transaction value by 0.0001298.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Bald Eagle Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of Dermira, Inc., a Delaware corporation (“Dermira”), at a purchase price of $18.75 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated January 10, 2020 (as it may be amended from time to time, the “Merger Agreement”), by and among Dermira, Lilly and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, and the (i) Tender and Support Agreement (as it may be amended from time to time, the “BCC Tender and Support Agreement”), dated as of January 10, 2020, with Bay City Capital Fund V, L.P., Bay City Capital Fund V Co-Investment Fund, L.P. and Bay City Capital, LLC (collectively, the “BCC Stockholder”), and (ii) Tender and Support Agreement (as it may be amended from time to time, the “NEA Tender and Support Agreement”, and, together with the BCC Tender and Support Agreement, the “Tender and Support Agreements”), dated as of January 10, 2020, with New Enterprise Associates 13, L.P. and NEA Ventures 2011, Limited Partnership (collectively, the “NEA Stockholder” and together with the BCC Stockholder, the “Supporting Stockholders”), copies of which are attached as Exhibits (d)(2) and (d)(3) hereto, are incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Dermira, Inc., a Delaware corporation. Dermira’s principal executive offices are located at 275 Middlefield Road, Suite 150, Menlo Park, CA, 94025. Dermira’s telephone number is 650-421-7200.

(b) This Schedule TO relates to the outstanding Shares. Dermira has advised Purchaser and Lilly that, as of the close of business on January 15, 2020 (the most recent practicable date), 54,695,352 Shares were issued and outstanding.

(c) The information set forth in Section 6 (entitled “Price Range of Shares; Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

(a) – (c) This Schedule TO is filed by Purchaser and Lilly. The information set forth in Section 8 (entitled “Certain Information Concerning Lilly and Purchaser”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(i) – (viii), (xii), (a)(2)(i) – (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 1 – “Terms of the Offer”

•	Section 2 – “Acceptance for Payment and Payment for Shares”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

•	Section 4 – “Withdrawal Rights”

•	Section 5 – “Material U.S. Federal Income Tax Consequences”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for Dermira”

•	Section 13 – “Certain Effects of the Offer”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

•	Section 17 – “Appraisal Rights”

•	Section 19 – “Miscellaneous”

(a)(1)(ix) – (xi), (a)(2)(v) – (vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 8 – “Certain Information Concerning Lilly and Purchaser”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with Dermira”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for Dermira”

•	Schedule I

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) – (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with Dermira”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for Dermira”

•	Section 13 – “Certain Effects of the Offer”

•	Schedule I

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 9 – “Source and Amount of Funds”

(b), (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8 – “Certain Information Concerning Lilly and Purchaser”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for Dermira”

•	Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Lilly and Purchaser”

•	Schedule I

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with Dermira”

•	Section 18 – “Fees and Expenses”

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Lilly and Purchaser”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with Dermira”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for Dermira”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 12 – “Purpose of the Offer; Plans for Dermira”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13 – “Certain Effects of the Offer”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 22, 2020.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement, dated January 22, 2020.*

(a)(5)(A)	Joint Press Release issued by Lilly and Dermira on January 10, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Lilly on January 10, 2020).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated January 10, 2020, among Eli Lilly and Company, Bald Eagle Acquisition Corporation and Dermira, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Dermira on January 10, 2020).

(d)(2)	Tender and Support Agreement, dated January 10, 2020, by and among Eli Lilly and Company, Bald Eagle Acquisition Corporation, Bay City Capital Fund V, L.P., Bay City Capital Fund V Co-Investment Fund, L.P. and Bay City Capital, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Dermira on January 10, 2020).

(d)(3)	Tender and Support Agreement, dated January 10, 2020, by and among Eli Lilly and Company, Bald Eagle Acquisition Corporation, New Enterprise Associates 13, L.P. and NEA Ventures 2011, Limited Partnership (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Dermira on January 10, 2020).

(d)(4)	Mutual Non-Disclosure Agreement between Dermira and Lilly, dated September 10, 2019.*

(d)(5)	Amendment No. 1 to Mutual Non-Disclosure Agreement between Dermira and Lilly, dated November 11, 2019.*

(d)(6)	Amendment No. 2 to Mutual Non-Disclosure Agreement between Dermira and Lilly, dated January 3, 2020.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 22, 2020

Bald Eagle Acquisition Corporation

By:	/s/ Heather Wasserman
	Name:	Heather Wasserman
	Title:	President

Eli Lilly and Company

By:	/s/ Joshua L. Smiley
	Name:	Joshua L. Smiley
	Title:	Senior Vice President and Chief Financial Officer